UR-ENERGY OPTIONS ATHABASCA URANIUM PROPERTY,
DRILLING TO COMMENCE IMMEDIATELY

Denver, Colorado (CCNMatthews – June 26, 2007) Ur-Energy Inc. (TSX:URE) (“Ur-Energy” or the “Company”) is pleased to announce the signing of a letter of intent with Titan Uranium Incorporated whereby Ur-Energy can earn up to an undivided 51% working interest in Titan’s R-Seven and Rook I properties by funding Cdn $9 million in exploration programs managed by Titan over a 4-year earn in period. Diamond drilling of the property is scheduled to begin in early July, 2007 with a first year expenditure of $2.0 million.

The option agreement calls for annual expenditures of $2 million in each of the first three years with a further $3 million in year four. Vesting of a 25% working interest will be at Ur-Energy’s election after the expenditure of $4 million in the second year of the agreement. Upon the expenditure of an additional $2 million in year three, Ur-Energy will be eligible to vest a further 10% working interest. The remaining 16% working interest may vest with the expenditure of $3 million in year four. Upon completion of the earn-in phase, Ur-Energy and Titan will proceed as joint ventures partners with Ur-Energy becoming project operator.

The R-Seven and Rook I properties include 17 mineral claims totaling 75,698 hectares (187,053 acres). The claims are located in the southwestern portion of Saskatchewan's Athabasca Basin. The unconformity-type U deposits of the Athabasca Basin form the world's largest storehouse of high-grade uranium resources, accounting for 28% of total world uranium production in 2006. Individual deposits grade up to 15 and 22% at the extraordinary Cigar Lake and McArthur River deposits. Grades average about 2% for 30 known Athabasca Basin deposits - more than 4 times the average grade of similar type deposits in other sandstone basins of the world.

The claims cover a prospective magnetic trend that hosts a number of strong electromagnetic conductors identified by airborne and ground geophysical surveys. Limited historical drilling on the Titan properties intersected graphitic metasediments, faults, elevated levels of pathfinder elements and alteration typically associated with uranium deposits. An electromagnetic conductor associated with uranium mineralization on the adjacent property extends onto the Titan ground.

“This property deal provides Ur-Energy with its first opportunity to participate in the hunt for high-grade uranium in the Athabasca Basin” said Paul Pitman, VP Canadian Exploration for the Company. “The property was chosen because of the number of prospective conductors outlined by airborne geophysics, interpreted cross-structures and the fact that the claims are located along the south edge of the Athabasca Basin indicating drillable depths to the unconformity”.

ABOUT THE COMPANY

Ur-Energy is a junior mining company completing mine planning, baseline studies and permitting activities leading to production of sandstone hosted uranium in Wyoming, USA. The Company is also engaged in the identification, acquisition and exploration of uranium properties in both Canada and the United States. Shares of the corporation trade on the Toronto Stock Exchange under the symbol URE. Ur-Energy has a registered corporate office in Ottawa, Canada and bases its headquarters in Littleton, Colorado. The Company’s website is at www.ur-energy.com.

The Qualified Person for the Canadian exploration properties of Ur-Energy Inc., as defined by National Instrument 43-101, is Paul Pitman, P.Geo., and Vice-President.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Dani Wright, Manager-Public Relations	Bill Boberg, CEO and President
1-720-981-4588	1-720-981-4588
Toll free: 1-(866) 981-4588	Toll free: 1- (866) 981-4588
dani.wright@Ur-EnergyUSA.com	bill.boberg@Ur-EnergyUSA.com

This release contains forward-looking statements regarding capital and processing cost estimates, production rates, amounts, timetables and methods, mining methods, metallurgical recovery rates, government permitting timetables and strategic plans and are based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and other costs varying significantly from estimates, production rates, methods and amounts varying from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in development and other factors. Forward-looking statements are subject to significant risks and uncertainties, and other factors that could cause actual results to differ materially from expected results. Readers should not place undue reliance on forward looking statements. The forward-looking statements contained herein are made as of the date hereof and we assume no responsibility to update them or revise them to reflect new events or circumstances.